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                              November 20, 2023

       Eric Dresselhuys
       Chief Executive Officer
       ESS Tech, Inc.
       26440 SW Parkway Ave., Bldg. 83
       Wilsonville, Oregon 97070

                                                        Re: ESS Tech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 14,
2023
                                                            File No. 333-275552

       Dear Eric Dresselhuys:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed November 14, 2023

       Selling Securityholders, page 7

   1. Please clarify whether you are seeking to register the resale of the warrants. If yes, provide the
disclosure required by Form S-3, including the price at which the warrants will be
resold. See Item 501(b)(3) of Regulation S-K and Paragraph 16 of
                                                        Schedule A. In
addition, please revise the selling securityholder table to provide the complete disclosure
required by Item 507 of Regulation S-K for the warrants.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eric Dresselhuys
ESS Tech, Inc.
November 20, 2023
Page 2

       Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameEric Dresselhuys                      Sincerely,
Comapany NameESS Tech, Inc.
                                                        Division of Corporation
Finance
November 20, 2023 Page 2                                Office of Manufacturing
FirstName LastName